

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2025

Oguz Alper Öktem
Chief Executive Officer
Marti Technologies, Inc.
Buyukdere Cd. No: 237
Maslak, 34485
Sariyer/Istanbul, Türkiye

> **Re: Marti Technologies, Inc.**
> **Registration Statement on Form F-3**
> **Filed August 11, 2025**
> **File No. 333-289486**

Dear Oguz Alper Öktem:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mayme Donohue